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17016492 SSION

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
~~PART III~~

SEC Mail Processing Section
MAR 07 2017
Washington DC
408

SEC FILE NUMBER
8-47579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TSC Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, Suite 701
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerome Vainisi (617) 513-7682
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerome Vainisi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TSC Distrobutors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public



KAREN ARJUNE
Notary Public. Commonwealth of Massachusetts
My Commission Expires April 25, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TSC Distributors, LLC

We have reviewed management's statement, included in the accompanying Exemption Report in which (1) TSC Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Abington, Pennsylvania
February 27, 2017

Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

TSC Distributors, LLC

(a wholly owned subsidiary of TS Capital, LLC)

December 31, 2016

Contents

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

INDEPENDENT AUDITOR'S REPORT

To the Member of
TSC Distributors, LLC

We have audited the accompanying statement of financial condition of TSC Distributors, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TSC Distributors. LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.



Abington, Pennsylvania
February 27, 2017

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)

Statement of Financial Condition

December 31, 2016

ASSETS:		
Cash	$	55,678
Due from clearing brokers		294,884
Accounts receivable		192,820
Due from affiliate		37,167
Other receivables		37,450
Fixed assets, net		2,161
Total assets	$	620,161
LIABILITIES AND MEMBER'S CAPITAL:		
Accounts payable and accrued liabilities	$	124,216
Member's capital		495,945
Total liabilities and member's capital	$	620,161

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE A - ORGANIZATION

TSC Distributors, LLC (the "Company"), a wholly owned subsidiary of TS Capital, LLC (the "Parent"), is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and is engaged in retailing mutual funds and unit investment trusts ("UITs"), selling variable life insurance or annuities, and private placement of securities. Effective December, 2016, the Company has ceased retailing mutual funds and selling variable life insurance policies or annuities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

The Company maintains deposits in federally insured financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits and in institutions in which deposits are not insured. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Due from Clearing Broker

In the Company's capacity as sponsor of UITs, the Company records receivables from brokers, dealers, and clearing organizations for unsettled sell trades of securities and UITs in addition to receivables from customers for unsettled sell trades of UITs.

Accounts Receivable

Accounts receivable consist of commission income and expense reimbursement amounts due from customers for various contracted services provided by the Company. These receivables are recorded when the respective revenue has been earned. There is no allowance for doubtful accounts as of December 31, 2016.

Fixed Assets

Fixed assets are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives of 3 and 5 years for office equipment and furniture, respectively. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of 3 years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

The Company, with the consent of its single member, has elected to be taxed as a disregarded entity under sections of the federal and state income tax laws, which provides that the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

In accordance with U.S. GAAP, the Company has defined the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the "more likely than not" threshold, based on the largest benefit that is more than 50 percent likely to be realized. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a tax benefit or expense in the current year. This assessment is applied to all open tax years, which includes the 2013 through 2016 tax years. As of and during the year ended December 31, 2016, the Company did not have a liability for any unrecognized tax amounts. However, management's conclusions concerning its determination of "more likely than not" tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and ongoing analyses of and changes to tax laws, regulations and interpretations thereof.

NOTE C - FIXED ASSETS

Fixed assets consist of the following:

	Depreciable lives	December 31, 2016
Office equipment and furniture	3-5 years	$ 39,359
Less accumulated depreciation and amortization		(37,198)
Total		$ 2,161

NOTE D - RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with its Parent, under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. The Company reimburses the Parent for such services based upon either specific identification or the parties' estimate of relative use of the costs incurred. The Parent has made capital contributions to the Company of $650,000 for the year ended December 31, 2016. The operating results or financial condition may have been significantly different had the Company been autonomous.

The company has incurred net losses in recent years. The Company will continue to be supported by the Parent.

The parent will continue to support the Company by capital contributions as needed for at least twelve months from the date of these financial statements.

The company has a receivable from the parent in the amount of $37,167 at December 31, 2016.

NOTE E - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote.

NOTE G - NET CAPITAL REQUIREMENTS

The Company as a member of FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the Company to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregated indebtedness at December 31, 2016, as defined. At December 31, 2016, the Company's net capital was $232,959, which was $132,959 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was approximately 53.32%.

NOTE H - REGULATORY EXEMPTION

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(ii) of the SEC Rule 15c3-3 and, therefore, has not included the schedules entitled "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 29, 2017, the date these financial statements were issued, and determined that no events which have occurred would require adjustments to the financial statements.

NOTE J - LITIGATION AND CESSATION OF BROKER DEALER ACTIVITY

The Company's Parent was named a defendant in a lawsuit by a former member of the Parent. The lawsuit also named each subsidiary of the parent including the Company. The lawsuit relates to the buyout of the former member's interest per the membership agreement. The Parent nor its subsidiaries have the ability to pay the full redemption price of the former member's interest per the agreement. The Company's intent is to cease broker dealer operations upon its UIT business winding down. The ultimate outcome of the litigation is not known at this time.